SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the registrant ☒
Filed by a party other than the registrant ☐

Check the appropriate box:
☐ Preliminary proxy statement.   ☐ Confidential, for use of the Commission only
                                                                (as permitted by Rule 14a-6(e)(2)).

☒ Definitive proxy statement.
☐ Definitive additional materials.
☐ Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12.

BORGWARNER INC.

(Name of Registrant as Specified in Its Charter)

Payment of filing fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(I)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the former schedule and the date of its filing.

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BORGWARNER INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Chicago, Illinois
March 25, 2002

Dear Stockholder:

BorgWarner Inc. will hold its Annual Meeting of Stockholders at the Company's headquarters located at 200 South Michigan Avenue, Chicago, Illinois, 60604, on April 24, 2002, at 10:00 a.m. for the following purposes:

1. To elect the Class III Directors to serve for the next three years;

2. To ratify the appointment of Deloitte & Touche LLP as independent auditors for the Company for 2002; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders at the close of business on March 8, 2002 will be entitled to vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors

Laurene H. Horiszny
Secretary

YOUR VOTE IS IMPORTANT!

YOU MAY VOTE BY:

- **Signing and returning the accompanying proxy card**

- **Voting by telephone or by the Internet. See proxy card for instructions.**

<u>OR</u>

- **Voting in person at the meeting (if you are a stockholder of record)**

BORGWARNER INC.
200 South Michigan Avenue
Chicago, Illinois 60604

PROXY STATEMENT

March 25, 2002

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of BorgWarner Inc. (the "Company") for the 2002 Annual Meeting of Stockholders to be held at the Company's headquarters at 200 South Michigan Avenue, Chicago, Illinois 60604 on April 24, 2002. This Proxy Statement and accompanying form of proxy are being mailed to stockholders beginning on or about March 25, 2002. The Company's Annual Report to Stockholders for the year ended December 31, 2001 is enclosed.

Only stockholders of record at the close of business on March 8, 2002, will be entitled to vote at the meeting. As of such date, there were 27,075,649 issued and 26,453,131 outstanding shares of common stock. Each share of common stock entitles the holder to one vote.

How do I vote?

If you return your signed proxy card or vote by telephone or by the Internet before the Annual Meeting, we will vote your shares as you direct. Any proxy returned without specification as to any matter will be voted as to each proposal in accordance with the recommendation of the Board of Directors. You may revoke your proxy at any time before the vote is taken by delivering to the Secretary of the Company written revocation or a proxy bearing a later date, or by attending and voting at the Annual Meeting.

The election inspectors will tabulate the votes cast prior to the meeting and at the meeting to determine whether a quorum is present. Unless otherwise indicated herein, the election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by the Company. In addition to solicitation of proxies by use of the mail, proxies may be solicited by directors, officers and regularly engaged employees of the Company. Brokers, nominees and other similar record holders will be requested to forward solicitation material and will be reimbursed by the Company upon request for their reasonable out-of-pocket expenses.

1. ELECTION OF DIRECTORS

The Company's Board of Directors is divided into three classes. William E. Butler, Paul E. Glaske and John Rau (the "Class III Directors") are the nominees for election to the Board at this meeting. If elected, each nominee will serve for a term of three years and until their successors are elected and qualified. Three other directors (the "Class I Directors") have terms expiring at the 2003 Annual Meeting of Stockholders and four other directors (the "Class II Directors") have terms expiring at the 2004 Annual Meeting of Stockholders. Each of the nominees for election as a Class III Director is presently a director of the Company and has agreed to serve if elected. In the event that any nominee should become unavailable for election, the Board of Directors may designate a substitute nominee, in which event the shares represented by proxies at the meeting will be voted for such substitute nominee unless an instruction to the contrary is indicated on the proxy card. A plurality of votes of shares of common stock present in person or by proxy at the meeting is required to elect a director.

The Board of Directors recommends a vote "FOR" the election of each of the Class III Directors.

Board of Directors

The following table sets forth as of March 8, 2002, with respect to each nominee and each director continuing to serve, their name, age, principal occupation, the year in which they first became a director of the Company and directorships in other corporations.

Class I Directors	Age	Principal Occupation and Directorships
Phyllis O. Bonanno 1999	58	Ms. Bonanno is an International Trade Consultant. She was the President of TradeBuilders, Inc. from October 2000 until October 2001. She was President of Columbia College from July 1997 until March 2000. From July 1986 until June 1997, she was Corporate Vice President of International Trade for Warnaco, Inc., a worldwide apparel manufacturer. She is a Director of The Canadian American Business Council.
Andrew F. Brimmer 1997	75	Dr. Brimmer has been President of Brimmer & Company, Inc., an economic and financial consulting firm since July 1976. He is a Director of CarrAmerica Realty Corporation, BlackRock Investment Income Trust, Inc. and other BlackRock funds.
Alexis P. Michas 1993	44	Mr. Michas has been the Managing Partner since 1996 of Stonington Partners, Inc., an investment management firm. He is a Director of Perkin Elmer Corporation and a number of privately held companies.

Class II Directors	Age	Principal Occupation and Directorships
Jere A. Drummond 1996	62	Mr. Drummond retired from BellSouth Telecommunications, Inc. ("BellSouth") on December 31, 2001. He served as Vice Chairman of The BellSouth Corporation from January 2000 until his retirement. He was President and Chief Executive Officer of BellSouth Communications Group, a provider of traditional telephone operations and products, from January 1998 until December 1999. He was President and Chief Executive Officer of BellSouth Telecommunications, Inc. ("BellSouth") from January 1995 until December 1997 and was elected a director of BellSouth in 1993.
John F. Fiedler 1994	63	Mr. Fiedler has been Chairman of the Board since March 1996 and Chief Executive Officer of the Company since January 1995. He was President from June 1994 to March 1996. He is a Director of Dal-Tile International, Inc. and Roadway Express, Inc.
Ivan W. Gorr 1995	72	Mr. Gorr was Chairman and Chief Executive Officer of Cooper Tire & Rubber Company from 1989 until his retirement in 1994. Mr. Gorr is a Director of Nations Rent, Inc.

Class II Directors	Age	Principal Occupation and Directorships
Timothy M. Manganello 2002	52	Mr. Manganello has been President and Chief Operating Officer of the Company since February 2002. He was Executive Vice President and General Manager of BorgWarner TorqTransfer Systems Inc. ("TorqTransfer Systems") from July 2001 until January 2002. He was Vice President of the Company and General Manager of TorqTransfer Systems from February 1999 until June 2001. He was Vice President, Operations of TorqTransfer Systems, Muncie Plant from December 1995 until January 1999. He was appointed a Director of the Company in February 2002.

Class III Directors	Age	Principal Occupation and Directorships
William E. Butler 1997	71	Mr. Butler was Chairman of the Board and Chief Executive Officer of Eaton Corporation, a global manufacturer of industrial, vehicle, construction, commercial and aerospace products, from January 1992 until his retirement at the end of 1995. Mr. Butler is a Director of Applied Industrial Technologies, The Goodyear Tire & Rubber Company and U.S. Industries, Inc.
Paul E. Glaske 1994	68	Mr. Glaske was Chairman and Chief Executive Officer from April 1992 until his retirement in October 1999 of Blue Bird Corporation, a leading manufacturer of school buses, motor homes and a variety of other vehicles.
John Rau 1997	53	Mr. Rau is Chairman of the Chicago Title and Trust Company Foundation. He was President and Chief Executive Officer of Chicago Title Corporation, a provider of real estate services, from January 1997 until March 2000. From July 1993 to December 1996, he was Dean of the Indiana University School of Business. Mr. Rau is also a Director of First Industrial Realty Trust, Inc., Nicor, Inc. and divine interVentures, inc.

Meetings of the Board of Directors and Committees

The Board of Directors held four regular meetings during 2001. All of the Directors attended at least 75% of the meetings of the Board of Directors and any committee on which they served.

The Board of Directors has a standing Compensation Committee, Finance and Audit Committee and Board Affairs Committee.

The present members of the Compensation Committee are Directors Glaske (Chairman), Butler, Drummond and Rau. The responsibilities of the Compensation Committee include reviewing and approving executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. The Compensation Committee met four times during 2001.

The present members of the Finance and Audit Committee are Directors Rau (Chairman), Bonanno, Brimmer and Michas, each of whom is independent as defined in the NYSE's listing standards. The responsibilities of the Finance and Audit Committee include: recommending to the Board of Directors the independent certified public accountants to conduct the annual audit of the books and accounts of the Company; reviewing the proposed scope of such audit and approving the audit fees to be paid; and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent certified public accountants and the Company's financial and accounting staff. The Finance and Audit Committee met four times during 2001.

The present members of the Board Affairs Committee are Directors Butler (Chairman), Drummond, Glaske and Gorr. The responsibilities of the Board Affairs Committee include making recommendations to the Board of Directors regarding: (i) Board composition and structure, (ii) the nature, duties and powers of Board committees, (iii) term of office for members, (iv) qualified persons to be nominated for election or re-election as directors, (v) stockholders' suggestions for board nominations and (vi) the successor to the Chief Executive Officer. The Board Affairs Committee also establishes criteria for board and committee membership and evaluates Company policies relating to the recruitment of directors. The Board Affairs Committee met four times during 2001.

Stockholders may make suggestions for Board nominations pursuant to procedures set forth in the Company's By-Laws.

Compensation of Directors

Directors who are not employees of the Company or its subsidiaries received an annual retainer of $26,000 for service on the Board of Directors and $1,000 for each Board meeting attended. Committee members also receive $1,000 ($1,500 if Chairman of the committee) for each committee meeting attended. The Company pays for the expenses associated with attendance at Board meetings.

In addition, under the terms of the BorgWarner Inc. 1993 Stock Incentive Plan, as Amended (the "Plan"), each director of the Company who from and after February 1, 1993, is not otherwise an employee of the Company or any of its subsidiaries or affiliates (a defined in the 1993 Plan) shall, on the third Tuesday of each year, automatically receive an annual grant of options to purchase 2,000 shares of common stock having an exercise price equal to the fair market value of the common stock at the date of grant of such option. Each director, upon joining the Board, will also receive an initial grant of options to purchase 2,000 shares of common stock having an exercise price equal to the fair market value of the common stock as of such date. All such options expire ten years after the date of grant and become exercisable in installments on the second and third anniversaries of the date of grant.

Stock Ownership

To the knowledge of the Company, as of March 8, 2002, no entity beneficially owned more than five percent of the Common Stock.

The following table sets forth as of March 8, 2002, the record date, certain information regarding beneficial ownership of Common Stock by the Company's directors and executive officers named in the Summary Compensation Table and by all directors and executive officers as a group.

Name of Beneficial Owner	Amount(a) and Nature(b) of Stock Ownership	Percent of class
John F. Fiedler	113,963	*
George E. Strickler	0	*
Gary P. Fukayama	28,625	*
Timothy M. Manganello	12,788	*
Ronald M. Ruzic	42,195	*
Robert D. Welding	26,597	*
Phyllis O. Bonanno	1,600	*
Andrew F. Brimmer	5,100	*
William E. Butler	5,600	*
Jere A. Drummond	6,500	*
Paul E. Glaske	15,510	*
Ivan W. Gorr	7,500	*
Alexis P. Michas	39,385	*
John Rau	6,500	*
All directors and executive officers of the Company (22 persons)	385,555	1.4%

* Represents less than one percent.

(a) Includes the following number of shares issuable upon the exercise of options within the next 60 days: 26,243 for Mr. Fiedler; 3,500 for Mr. Manganello; 5,000 for Mr. Welding; 1,500 for Ms. Bonanno; 4,500 for Dr. Brimmer; 4,500 for Mr. Butler; 5,500 for Mr. Drummond; 6,500 for Mr. Gorr; 7,500 for Mr. Glaske; 2,500 for Mr. Michas; 4,500 for Mr. Rau; and 104,559 for all directors and executive officers of the Company.

(b) Includes all shares with respect to which each officer or director directly, or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares or to dispose or to direct the disposition of such shares.

In addition to the common shares reported above, the following directors have acquired phantom stock units through the deferral of director fees under the Deferred Compensation Plan for Directors: Mr. Bonanno has 398.09 phantom stock units; Dr. Brimmer has 1344.02 phantom stock units; Mr. Drummond has 3468.45 phantom stock units; Mr. Glaske has 497.61 phantom stock units; Mr. Michas has 2008.98 phantom stock units; and Mr. Rau has 1748.14 phantom stock units.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers, directors and greater than 10% stockholders file certain reports with respect to beneficial ownership of the Company's equity securities. Based on information provided to the Company by each director and executive officer, the Company believes all reports required to be filed in 2001 were timely filed.

Executive Compensation

The following table shows, for the years ended December 31, 2001, 2000 and 1999, the cash compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued for these years, to the Company's Chief Executive Officer and certain executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary ($)	Annual Compensation Bonus ($)	Other Annual Compensation ($) (a)	Long Term Compensation Awards Securities Underlying Options (#)	Long Term Incentive Plan Payouts	All Other Compensation ($) (b)
John F. Fiedler	2001	$553,000	$ 291,401	$588,150 (c)	8,340	$567,035	$116,168
Chairman and	2000	$533,000	$ 532,311	$ 0	61,785	$539,070	$169,083
Chief Executive Officer	1999	$530,000	$1,011,823	$ 0	8,700	$393,200	$ 82,406
Ronald M. Ruzic	2001	$347,800	$ 229,413	$938,980 (c)	17,805	$285,900	$110,130
Executive Vice	2000	$347,800	$ 346,474	$117,128 (c)	2,500	$271,800	$120,384
President	1999	$320,783	$ 407,202	$ 0	0	$138,776	$ 96,377
Gary P. Fukayama	2001	$337,900	$ 41,090	$616,400 (c)	3,301	$285,900	$ 44,574
Executive Vice	2000	$337,900	$ 287,585	$229,841 (c)	2,500	$271,800	$ 44,805
President	1999	$328,100	$ 444,866	$215,344 (c)	0	$198,252	$ 43,581
Robert D. Welding	2001	$287,100	$ 266,916	$ 47,761 (c)	5,017	$228,720	$ 54,769
Executive Vice	2000	$276,100	$ 330,238	$ 26,505 (c)	0	$190,260	$ 80,779
President	1999	$264,500	$ 374,582	$ 0	0	$138,776	$ 37,578
Timothy Manganello	2001	$253,000	$ 146,607	$ 13,993 (c)	576	$133,420	$ 69,972
President and	2000	$220,000	$ 317,549	$ 13,957 (d)	0	$ 54,360	$ 41,530
Chief Operating Officer	1999	$197,760	$ 282,005	$ 87,858 (d)	0	$ 39,650	$ 23,095

(a) Excludes certain non-cash benefits that are deemed compensation for federal income tax purposes. These non-cash benefits are provided by the Company to its executive officers and include group term life insurance and automobiles. The net cost to the Company of such benefits during 1999, 2000, or 2001 did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for each named executive officer.

(b) Includes amounts contributed by the Company on behalf of the named executive officers during 1999, 2000, and 2001 pursuant to the provisions of the Borg-Warner Automotive, Inc. Retirement Savings Plan and credits made pursuant to the Borg-Warner Automotive, Inc. Retirement Savings Excess Benefit Plan.

(c) Represents gain on stock option exercise(s).

(d) Represents gross-up to cover taxes incurred for relocation expense reimbursements.

Stock Options

The following table sets forth information with respect to the named executive officers concerning grants of stock options made during 2001 and concerning unexercised options held as of December 31, 2001.

Name	Number of Securities Underlying Options Granted (#) (a)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5% ($)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 10% ($)
John F. Fiedler	8,340	1.9%	$48.275	7/24/12	$253,201	$ 641,662
Gary P. Fukayama	3,301	0.7%	$48.275	7/24/12	$100,218	$ 253,972
Ronald M. Ruzic	17,805	4.0%	$48.275	7/24/12	$540,558	$1,369,880
Robert D. Welding	5,017	1.1%	$48.275	7/24/12	$152,316	$ 385,998
Timothy M. Manganello	576	0.1%	$48.275	7/24/12	$ 17,487	$ 44,316

(a) Options are exercisable starting 24 months after the grant date, with 50% of the shares covered thereby becoming exercisable at that time and with the remaining 50% of the option shares becoming exercisable on the third anniversary date. The options were granted for a term of 10 years.

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options during 2001 and concerning unexercised options held at December 31, 2001.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($) (b)	
			Exercisable	Unexercisable (a)	Exercisable	Unexercisable
John F. Fiedler	20,000	$588,150	20,350	149,475	$329,514	$1,081,597
Gary P. Fukayama	30,000	$616,400	—	5,801	$ —	$ 50,756
Ronald M. Ruzic.........	30,500	$938,127	—	20,305	$ —	$ 50,756
Robert D. Welding	1,700	$ 47,762	5,000	5,017	$134,750	$ 18,437
Timothy M. Manganello ..	500	$ 13,993	3,500	576	$ 94,325	$ 2,117

(a) Represents shares that could not be acquired by the name executive officer as of December 31, 2001 and that become exercisable based upon the satisfaction of certain periods of employment.

(b) Represents the difference between the exercise price and the share price of common stock as of December 31, 2001.

Long Term Incentive Plans

The following table sets forth information with respect to the named executive officers concerning long term incentive plan awards made during 2001 pursuant to the Company's Executive Stock Performance Plan.

Name	Number of Shares Units or Rights (#) (a)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts under Non-Stock Price-Based Plans (b)		
			Threshold ($)	Target ($)	Maximum ($)
John F. Fiedler	595	36 months	148,750	595,000	1,750,000
Gary P. Fukayama	300	36 months	75,000	300,000	525,000
Ronald M. Ruzic	300	36 months	75,000	300,000	525,000
Robert D. Welding	240	36 months	60,000	240,000	420,000
Timothy M. Manganello	140	36 months	35,000	140,000	245,000
All executive officers, as a group (8)	1,905	36 months	476,250	1,905,000	3,333,750
All employees, who are not executive officers (3)	210	36 months	52,500	210,000	367,500

(a) Performance units with an initial value of $1,000 per unit.

(b) Payouts under the Company's Executive Stock Performance Plan are based upon the percentile rank of the total stockholder return of the Company among the total stockholder returns of a peer group of companies. Total stockholder return is based on a formula relating to market price appreciation of the Company's common stock and dividend return as compared to the peer group companies' stock market price appreciation and dividend returns.

Employment Agreements

The Company has entered into an employment agreement, effective January 1, 1998 with Mr. Fiedler which provides, among other things, for Mr. Fiedler's full-time employment until

December 30, 2002 at a annual salary of not less than $500,000. Subject to the terms and conditions of his agreement, Mr. Fiedler is eligible for annual performance bonuses and awards under the Company's Executive Stock Performance Plan at target levels no less than those set for 1997. In addition, the Company granted Mr. Fiedler a Non-Qualified Stock Option, subject to the provisions of the 1993 Plan and the terms an conditions of a Non-Qualified Stock Option Agreement, to purchase from the Company 75,000 shares of common stock at the fair market value per share on January 27, 1998, such option to be exercisable on December 30, 2002.

Effective November 8, 2000, the Company entered into an addendum to the employment agreement with Mr. Fiedler which provides that Mr. Fiedler will continue to serve as Chairman of the Board of Directors until May 30, 2003 (subject to annual approval by the Board of Directors and re-election by the stockholders.) Under the addendum, Mr. Fiedler will receive a lump-sum cash payment of $857,200 less any after-tax gain on the stock options issued in 1998 under his employment agreement. In addition, the Company granted Mr. Fiedler a Non-Qualified Stock Option, subject to the provisions of the 1993 Plan and the terms and conditions of a Non-Qualified Stock Option Agreement, to purchase 25,000 shares of common stock, such option to be exercisable on May 30, 2003.

Mr. Fiedler has executed a promissory note in connection with a Company loan to purchase shares of the Company's stock. The terms of the promissory note are more fully described under "Certain Relationships and Related Transactions."

The Company has entered into Change of Control Employment Agreements (the "Change of Control Employment Agreements") with each of its executive officers. Below is a general description of certain terms and conditions of the Change of Control Employment Agreements.

In the event of a "Change of Control" of the Company followed within three years by (1) the termination of the executive's employment for any reason other than death, disability, or "Cause" or (2) the termination of the executive's employment by the executive for "Good Reason", the Change of Control Employment Agreements provide that the executive shall be paid a lump sum cash amount equal to three times the executive's annual base salary and recent average bonus, and a lump sum cash amount equal to three times the Company's retirement contributions which would have been made on behalf of the executive in the first year after termination of employment. In addition, the executive is entitled to continued employee welfare benefits for three years after termination of employment.

"Change of Control" means (a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) of beneficial ownership of 20% or more of either (i) the then outstanding shares of Common Stock of the Company or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, (b) a change in the majority of the Board, or (c) major corporate transaction, such as a merger, sale of substantially all of the Company's assets or a liquidation, which results in a change in the majority of the Board or a majority of stockholders.

"Cause" means the willful and continued failure of the executive to perform substantially the executive's duties or the willful engaging by the executive in illegal conduct or gross misconduct materially injurious to the Company.

"Good Reason" means the diminution of responsibilities, assignment to inappropriate duties, failure of the Company to comply with compensation or benefit provisions, transfer to a new work location more than 35 miles from the executive's previous work location, a purported termination of the Change of Control Employment Agreement by the Company other than in accordance with the Change of Control Employment Agreement, or failure of the Company to require any successor to the Company to comply with the Change of Control Employment Agreement.

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this Proxy Statement, in whole or in part, the following Compensation Committee Report on Executive Compensation and Performance Graph shall not be incorporated by reference into any such filings.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors is responsible for setting and administering the policies that govern base salary, annual bonus, long term incentives and stock ownership programs for the executive officers of the Company.

Overall Policy

The Company's executive compensation program is designed to link executive compensation to corporate performance. To this end, the Company has developed an overall compensation strategy and specific compensation plans that tie executive compensation to the Company's success in meeting specified performance goals. The overall objectives of this strategy are to attract and retain the best possible executive talent, to motivate these executives to achieve goals that support the Company's business strategy, to link executive and stockholder interests through equity-based plans, and to provide a compensation package that is based on individual performance as well as overall business results.

The Compensation Committee reviews the Company's executive compensation program annually. The review includes a comparison of current total compensation levels (including base salary, annual bonus and long-term incentives) to those provided in similar companies in the durable manufacturing sector that have total sales in the range of one billion to three billion dollars, with data being collected from several prominent executive compensation surveys (the "Compensation Surveys"). In addition to the Compensation Surveys, the Compensation Committee also considers the compensation reported for executives by the companies included in a peer group of automotive companies (the "Peer Group Companies"). Financial results of the Peer Group Companies are used to compare shareholder returns on the performance graph. The Compensation Committee may adjust compensation levels based upon information obtained from the Compensation Surveys and the Peer Group Companies.

The Compensation Committee determines the compensation of the five most highly compensated corporate executives, reviews the policies and philosophy set for the next level of key executives (approximately 270), and evaluates and recommends to the Board of Directors all long term incentive plans. This process is designed to ensure congruity throughout the executive compensation program. In reviewing the individual performance of the executives whose compensation is detailed in this proxy statement (other than Mr. Fiedler), the Compensation Committee takes into account the views of Mr. Fiedler.

The key elements of the Company's executive compensation program are base salary, annual bonus and long term incentives which consist of stock options, Company stock and cash compensation. The Compensation Committee's policies with respect to each of these elements, including the basis for the compensation awarded to Mr. Fiedler, the Company's CEO during 2001, are discussed below.

Base Salary

Annual salary adjustments are determined by the Compensation Committee by examining each executive officer's current responsibilities, the executive officer's individual and business unit performance, and by comparing the executive officer's current base salary to competitive median salaries as reported in the Compensation Surveys and by the Peer Group Companies.

Mr. Fiedler was CEO of the Company in 2001. The Compensation Committee considered the scope and complexity of Mr. Fiedler's position, the Company's performance during the preceding year, his prior salary, and the median salaries paid for similar positions as reported in the Compensation Surveys and by the Peer Group Companies. Sales growth, profitability, and achievement of strategic business objectives were among the factors considered in determining the performance of the Company. Mr. Fiedler received a base salary of $553,000 during 2001.

Annual Bonus

The Company's executive officers are eligible participants in an annual cash bonus plan. Performance objectives are established at the beginning of each year for the Company and each of its business units. The performance objectives are based on the increase in economic value of the Company or business unit over the prior year. Economic value is determined by a formula taking into account the after-tax operating income and the average operating investment of the Company or business unit.

Eligible executives are assigned threshold, target and maximum bonus levels. For those executive officers responsible for the entire Company, 100% of their bonus opportunity is based on the increase in economic value for the Company; for those executive officers responsible for a business unit, 30% of the bonus opportunity is based on the increase in economic value for the Company, and 70% is based on the increase in economic value for the business unit. If the threshold level of these performance measures is not met, no bonus is paid.

Executive officers are also eligible for an additional bonus payment under the carryover feature of the annual bonus plan (the "Carryover Bonus"). The Compensation Committee believes that the Carryover Bonus encourages a longer term perspective while continuing to reward participants for the achievement of annual goals. Carryover Bonus allows participants in the bonus plan to earn — over a two year period — any bonus opportunity which was not attained during the current Plan Year. Executives can earn the balance of the unattained bonus opportunity whenever cumulative value targets are achieved during the subsequent two years. No Carryover Bonus from a prior year is earned if the threshold level of performance for the current year is not achieved.

The potential annual total cash compensation (base salary plus bonus) for each executive officer is targeted at the 65th percentile of annual total cash compensation levels for similar positions as reported by comparable companies in the Compensation Surveys. Carryover Bonus from prior years may increase the annual bonus opportunity of the executive officers above the target level.

Although annual bonuses depend primarily on the achievement of performance objectives as described above, the Compensation Committee may adjust bonus measures and awards based on other financial or non-financial actions that the Compensation Committee believes will benefit long term stockholder value.

The increase in value of the Company during 2001 resulted in a bonus payout near the target opportunity level for the portion of individual bonuses based on overall corporate performance. As a result Mr. Fiedler earned a $291,401 cash bonus for the year; of this, $3,491 represents Carryover Bonus from 2000.

Long Term Incentive Plans

Stock Options

The Company uses stock options to align the interests of executives with those of the stockholders and to motivate the executives to continue the long term focus required for the Company's future success.

Regular Stock Option Awards

Executives may receive annual stock option awards based on their level of responsibility for the management and growth of the Company and individual contribution. Current base salary and annual incentive opportunity, as well as the size and timing of previous stock option awards, are also considered when determining annual stock option awards.

Stock Option Awards For Ownership in Excess of Guidelines

The Company has established stock ownership guidelines for the officers of the Company. Mr. Fiedler is expected to own three times the average of his annualized salary and target bonus for the prior three years; the other officers named in this proxy are expected to own two times the average of their annualized salary and target bonus for the prior three years.

If an executive owns more BorgWarner stock than required by these guidelines, the executive is then eligible to receive an additional award of stock options equal to the value of the ownership above the required level divided by the Company stock price at the time this award is computed; the maximum number of option shares that can be granted in one year to an executive for ownership above the require level is 100,000 shares.

All stock options are granted at no less than the fair market value of the stock on the date of grant. The number of shares awarded to each executive officer is determined by an analysis of median competitive data provided in the Compensation Surveys. The analysis is based on the Company's current stock price and the projected stock price appreciation rate.

The gains on stock options granted by the Company are exempt from the provisions of Section 162(m) of the Internal Revenue Code (the "Code") which limit the tax deductibility of compensation in excess of one million dollars.

Mr. Fiedler was granted 8,340 stock options in 2001 for stock ownership above the required level. Mr. Strickler received 10,000 stock options upon joining the Company. Other named officers also received stock options for ownership above the required level: Mr. Fukayama (3,301 stock options), Mr. Ruzic (17,805 stock options), Mr. Manganello (576 stock options), and Mr. Welding (5,017 stock options).

Executive Stock Performance Plan

The Borg-Warner Automotive, Inc. Executive Stock Performance Plan is a long term incentive plan for selected top executives including the named executive officers. It is designed to provide competitive payouts at the end of a three year period relative to how well the Company performs against the Peer Group Companies in terms of total shareholder return ("TSR"). The Compensation Committee believes that the Executive Stock Performance Plan will help to focus key senior executives on the long term overall value of the Company to the investor community.

The award levels under the Executive Stock Performance Plan are targeted to pay at approximately the 65th percentile of total director compensation (as reported by the Compensation Surveys) for 65th percentile TSR performance relative to the TSR performance of the Peer Group Companies.

Payments made under this plan are exempt from the provisions of Section 162(m) of the Code which limit the tax deductibility of compensation in excess of one million dollars.

This plan is administered by a committee which consists solely of two or more "outside directors" as defined by Section 162(m) of the Code and the regulations thereunder.

For the period between January 1, 1999 to December 31, 2001, Mr. Fiedler had a target award of 595 performance units at a value of $1,000 per unit. At the end of the performance period, the Company's TSR performance was at the 62nd percentile of the TSR performance of the Peer Group Companies. As a result, Mr. Fiedler earned an award of $567,035.

For the period between January 1, 2000 to December 31, 2002, Mr. Fiedler has a target award of 595 performance units at a value of $1,000 per unit. Depending upon the performance of the Company, Mr. Fiedler's final award can range from $0 if the Company's TSR performance is below the 25th percentile of the TSR performance of the Peer Group Companies to $1,750,000 if the Company's TSR performance is at the 90th percentile (or higher) of the TSR performance of the Peer Group Companies.

For the period between January 1, 2001 to December 31, 2003, Mr. Fiedler has a target award of 1,000 performance units at a value of $1,000 per unit. Depending upon the performance of the Company, Mr. Fiedler's final award can range from $0 if the Company's TSR performance is below the 25th percentile of the TSR performance of the Peer Group Companies to $1,750,000 if the Company's TSR performance is at the 90th percentile (or higher) of the TSR performance of the Peer Group Companies.

Other

During 2001, Mr. Fiedler received compensation in excess of the one million dollar limitation on deductibility under Section 162(m) of the Code. Consequently, $84,311 of the compensation earned by Mr. Fiedler in 2001 was not deductible by the Company. Compensation subject to the one million dollar limitation on deductibility under Section 162(m) of the Code was not paid in 2001 to any of other the named executive officers.

The Compensation Committee periodically reviews the executive compensation plans of the Company to determine their compliance with Section 162(m)of the Code. The Compensation Committee may, as was the case in 2001, recommend that compensation that is non-deductible be paid to executive officers when such compensation is deemed in the best interest of shareholders.


Compensation Committee

Paul E. Glaske, Chairman

William E. Butler   Jere A. Drummond   John Rau


REPORT OF THE BORGWARNER FINANCE AND AUDIT COMMITTEE

The Finance and Audit Committee of the Board of Directors of BorgWarner Inc. is charged with assisting the Board with respect to fulfilling the Board's oversight responsibility regarding the quality and integrity of the accounting, auditing and financial reporting practices of the Company. The Committee also has the responsibility for, among other things, advising the Board on corporate financial policy and capital structure and reviewing capital expenditure plans and financing plans. The full charge of the Committee is set forth in its charter, which is reviewed and updated annually and approved by the Board. During 2001, the Committee met four times and the Committee chairman, as representative of the Committee, discussed the interim financial information contained in each quarterly earnings announcement with the chief financial officer, controller and independent auditors prior to its public release.

With respect to the 2001 financial statements, the Committee, in conjunction with the Board, reviewed the 2001 financial results and financial condition with management. The Committee met with selected members of management and Deloitte & Touche LLP ("Deloitte"), the Company's independent auditors, to review the financial statements (including quarterly reports), discussing such matters as the quality of earnings; estimates, reserves and accruals; suitability of accounting principles; judgmental areas; and audit adjustments, whether recorded or not. In addition, the Committee considered the quality and adequacy of the Company's internal controls, taxation issues, information technology matters and other areas as appropriate to its oversight of the financial reporting and audit processes.

In discharging its oversight responsibilities as to the audit process, the Committee:

• Satisfied itself as to Deloitte's independence through a review of relationships and services which might affect the objectivity of the auditors, a review of the letter from Deloitte required by Independence Standards Board Standard No. 1 and discussions with Deloitte concerning their independence;

• Discussed the overall audit process, including audit reports;

• Involved Deloitte in the Committee's review of the Company's financial statements;

• Discussed with Deloitte all matters required to be reviewed by generally accepted auditing standards;

• Provided Deloitte full access to the Committee to report on any and all appropriate matters; and

• Recommended to the Board, subject to shareholder approval, the reappointment of Deloitte as independent auditors for the Company. The Board concurred with this recommendation.

The Committee provided guidance and oversight to the internal audit function, including a review of the organization, the audit plan, and results of internal audit activity. The Director of Internal Audit had routine opportunity to meet with the Committee to discuss any matters desired.

Based on its work and the information received as outlined above, the Committee recommended to the Board and the Board approved the Company's audited financial statements for 2001 to be included in the annual report on Form 10-K, for filing with the Securities and Exchange Commission. The Committee is satisfied that it has met its responsibilities for the year ended December 31, 2001 under its charter and that the financial reporting and audit processes of the Company are functioning appropriately.


BORGWARNER INC. FINANCE AND AUDIT COMMITTEE

John Rau, Chairman

Phyllis Bonanno   Dr. Andrew F. Brimmer   Alexis P. Michas


Comparison of Cumulative Total Return
Among Company, Industry Index, Former Peer Group, Peer Group and S&P 500 Index(1)



	1996	1997	1998	1999	2000	2001
BORGWARNER (2)	100.0	136.80	148.54	109.14	109.59	145.07
SIC CODE INDEX (3)	100.0	129.18	128.74	104.18	79.06	95.95
FORMER PEER GROUP INDEX (4)	100.0	128.86	165.76	159.84	112.19	166.43
PEER GROUP INDEX (5)	100.0	125.18	121.74	108.69	87.26	107.97
S&P 500 INDEX (6)	100.0	133.36	171.47	207.56	188.66	166.24

(1) Assumes $100 invested on December 29, 1996; assumes dividends reinvested for period of December 29, 1996 through December 31, 2001.

(2) BorgWarner Inc. (As compiled by Media General Financial Services of Richmond, VA).

(3) Standard Industrial Code ("SIC") 3714 — Motor Vehicle Parts & Accessories (As compiled by Media General Financial Services of Richmond, VA).

(4) Former Peer Group — Consists of the following companies: ArvinMeritor, Inc., Cummins Engine, Inc., DaimlerChrysler AG, Dana Corporation, Delphi Automotive Systems Corp., Eaton Corporation, Ford Motor Company, General Motors Corporation, Johnson Controls, Inc., Lear Corporation, Magna International, Inc. Class A, Modine Manufacturing Co., SPX Corporation, Timken Company, Tower Automotive, Inc. and TRW, Inc. (As compiled by Media General Financial Services of Richmond, VA). As shown below, the Company has revised the peer group by replacing the original equipment manufacturers and other companies with automotive suppliers. The Company believes that the revised Peer Group Companies Index is a more appropriate benchmark for peer performance in the years ahead.

(5) Peer Group Companies — Consists of the following companies: ArvinMeritor, Inc., Autoliv, Inc., Cummins Engine, Inc., Dana Corporation, Delphi Automotive Systems Corp., Dura Automotive Systems, Inc., Eaton Corporation, Johnson Controls, Inc., Lear Corporation, Magna International, Inc. Class A, Modine Manufacturing Co., Tenneco Automotive, Inc., Tower Automotive, Inc.,

TRW, Inc. and Visteon Corporation (As compiled by Media General Financial Services of Richmond, VA).

(6) S&P 500 — Standard & Poor's 500 Total Return Index (As compiled by Media General Financial Services of Richmond, VA).

Certain Relationships and Related Transactions

On January 30, 1998, the Company loaned Mr. Fiedler $2 million for the exclusive purpose of Mr. Fiedler purchasing the Company's Common Stock. The loan is evidenced by a non-negotiable full recourse promissory note which matures on December 30, 2002. The note accrues interest at the rate of 5.84% per annum, compounded semiannually, on the unpaid balance until paid. The largest aggregate amount outstanding during 2001 and the amount outstanding under the note as of March 22, 2002 was $2,550,472. In the event of Mr. Fiedler's voluntary termination of employment with the Company prior to maturity (other than upon his "disability") or his involuntary termination of employment with the Company prior to maturity for "cause," Mr. Fiedler will be obligated to prepay his entire obligation under the note within ten days. The entire obligation under the note will be forgiven if Mr. Fiedler remains employed by the Company through December 30, 2002 or as of earlier termination by reason of death, "disability," or involuntary termination other than for "cause." The note will also be forgiven in the event of a "Change of Control" as defined in the Change of Control Employment Agreement.

Effective February 28, 2002, Geraldine Kinsella, the spouse of Mr. Fiedler, retired from the Company as Vice President — Human Resources after 32 years of service with the Company. Pursuant to a Consulting and Separation Agreement negotiated by the Company's Compensation Committee dated January 22, 2002, Ms. Kinsella will receive a lump sum payment of $261,200, a payment under the Company's Management Incentive Bonus Plan of $150,000, and title to her Company-owned automobile. Under the Agreement, Ms. Kinsella forfeited stock options not vested as of February 28, 2002. Ms. Kinsella will be entitled to receive a distribution of her awards under the Company's Executive Stock Plan for years 2000-2002, subject to approval by the Compensation Committee of the Board of Directors. Beginning March 1, 2002 and ending on December 31, 2002, Ms. Kinsella will receive a total gross amount of $60,000 in 10 equal monthly installments, during which time Ms. Kinsella will provide consulting services to the Company on a variety of human resources related issues.

2. RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors proposes that the stockholders approve the selection by the Finance and Audit Committee of Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") to serve as the Company's independent auditors for the 2002 fiscal year. The Board of Directors anticipates that representatives of Deloitte will be present at the meeting to respond to appropriate questions, and will have an opportunity, if they desire, to make a statement.

Audit Fees

Deloitte billed the Company $1,100,000 for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001, including foreign statutory audit requirements, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for that fiscal year.

Financial Information Systems Design and Implementation Fees

Deloitte billed the Company $889,000 for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2001.

All Other Fees

All other fees billed by Deloitte with respect to the fiscal year ended December 31, 2001 were $936,000, including audit related services of $169,000 and other non-audit services of $767,000. Audit related services generally include fees for employee benefit plan audits, due diligence and related services on acquisitions and work on SEC registration statements. Other non-audit services represent fees for tax advisory and compliance services.

The Finance and Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Deloitte's independence.

The Board of Directors recommends a vote "FOR" the appointment of Deloitte & Touche LLP as the independent auditors and your proxy will be so voted unless you specify otherwise.

OTHER INFORMATION

The Company has no reason to believe that any other business will be presented at the Annual Meeting, but if any other business shall be presented, votes pursuant to the proxy will be cast thereon in accordance with the discretion of the persons named in the accompanying proxy.

Stockholder Proposals

Stockholder proposals which are intended to be presented at the 2003 Annual Meeting pursuant to SEC Rule 14a-8 must be received by the Company on or before November 24, 2002, for inclusion in the proxy statement relating to that meeting.

A stockholder who intends to present business at the 2003 Annual Meeting other than pursuant to Rule 14a-8 must comply with the requirements set forth in the Company's By-Laws. Among other things to bring business before an annual meeting, a stockholder must give written notice to the Secretary of the Company no less than 60 days and not more than 90 days prior to the first anniversary of the preceding year's annual meeting. Therefore, for stockholder proposals other than pursuant to Rule 14a-8, the Company must receive notice no sooner than January 25, 2003, and no later than February 24, 2003.

Annual Report on Form 10-K

The Company will furnish, without charge, to each person whose proxy is being solicited, upon request of such person, one copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission. Requests for copies of such report should be directed in writing to the Investor Relations and Communications Department, 200 South Michigan Avenue, Chicago, Illinois 60604 or by telephone at 312-322-8683.

BORGWARNER INC.